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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Network-1 Security Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

           64121N 10 9
(CUSIP Number)

January 11, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

SCHEDULE 13G

CUSIP No.: 64121N 10 9	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Emigrant Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,312,500(1)(2) 1,312,500(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,500(1)(2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%

12	TYPE OF REPORTING PERSON* CO

(1) (2)	Includes (i) 750,000 shares of common stock and (ii) 562,500 shares of common stock issuable on the exercise of warrants See Item 7.

SCHEDULE 13G

CUSIP No.: 64121N 10 9	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Emigrant Savings Bank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,312,500(1) 1,312,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,500(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%

12	TYPE OF REPORTING PERSON* HC

(1)	See Item 7.

SCHEDULE 13G

CUSIP No.: 64121N 10 9	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Emigrant Bancorp, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,312,500(1) 1,312,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,500(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%

12	TYPE OF REPORTING PERSON* HC

(1)	See Item 7.

SCHEDULE 13G

CUSIP No.: 64121N 10 9	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New York Private Bank & Trust Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,312,500(1) 1,312,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,500(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%

12	TYPE OF REPORTING PERSON* HC

(1)	See Item 7.

SCHEDULE 13G

CUSIP No.: 64121N 10 9	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Paul Milstein Revocable 1998 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,312,500(1) 1,312,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,312,500(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%

12	TYPE OF REPORTING PERSON* OO

(1)	See Item 7.

SCHEDULE 13G

CUSIP No.: 64121N 10 9	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David M. Seldin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	474,000(1) 474,000(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,000(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%

12	TYPE OF REPORTING PERSON* IN

(1)	Includes (i) 279,000 shares of common stock and (ii) 195,000 shares of common stock issuable on the exercise of warrants

SCHEDULE 13G

CUSIP No.: 64121N 10 9	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan Wiener

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ x ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	43,750(1) 43,750(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,750(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%

12	TYPE OF REPORTING PERSON* IN

(1)	Includes (i) 25,000 shares of common stock and (ii) 18,750 shares of common stock issuable on the exercise of warrants

Item 1(a)	Name of Issuer Network-1 Security Solutions, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices 1601 Trapelo Road Reservoir Place Waltham MA 02451

Item 2(a)	Name of Person Filing

This Amendment is filed by:

Emigrant Capital Corporation (“Emigrant”) with respect to shares owned by it.
Emigrant Savings Bank (“ESB”) with respect to shares owned by Emigrant.
Emigrant Bancorp, Inc. (“EBI”) with respect to shares owned by Emigrant.
New York Private Bank & Trust Corporation (“NYPBTC”) with respect to shares owned by Emigrant.
Paul Milstein Revocable 1998 Trust (the “Trust”) with respect to shares owned by Emigrant.
David M. Seldin (“DMS”) with respect to shares owned by him. Alan Weiner (“AW”) with respect to shares owned by him.

The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons."

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons, other than DMS, is:
          6 East 43rd Street
          New York NY 10017

The residence address of DMS is:
          1571 Oceanview Drive
Tierra Verde FL 33715

Item 2(c)	Citizenship

Emigrant, EBI and NYPBTC are corporations organized under the laws of the State of Delaware. ESB is a New York savings bank. All of the other Reporting Persons are United States citizens.

Item 2(d)	Title of Class of Securities Common Stock, $.01 par value

Item 2(e)	CUSIP Number 64121N 10 9

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is: Not applicable

Item 4	Ownership

A.	Emigrant
(a)	Amount beneficially owned: 1,312,500
(b)	Percent Amount of class: 7.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 1,312,500
(ii)	Shared power to vote: 0
(iii)	Sole power to dispose or direct the disposition: 1,312,500
(iv)	Shared power to dispose or direct the disposition: 0

B.	Emigrant Savings Bank
(a)	Amount beneficially owned: 1,312,500
(b)	Percent Amount of class: 7.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote: 1,312,500
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,312,500

C.	Emigrant Bancorp, Inc.
(a)	Amount beneficially owned: 1,312,500
(b)	Percent Amount of class: 7.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote: 1,312,500
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,312,500

D.	New York Private Bank & Trust Corporation
(a)	Amount beneficially owned: 1,312,500
(b)	Percent Amount of class: 7.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote: 1,312,500
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,312,500

E.	Paul Milstein Revocable 1998 Trust
(a)	Amount beneficially owned: 1,312,500
(b)	Percent Amount of class: 7.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote: 1,312,500
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,312,500

F.	DMS
(a)	Amount beneficially owned: 474,000
(b)	Percent Amount of class: 2.6%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 474,000
(ii)	Shared power to vote: 0
(iii)	Sole power to dispose or direct the disposition: 474,000
(iv)	Shared power to dispose or direct the disposition: 0

G.	AW
(a)	Amount beneficially owned: 43,750
(b)	Percent Amount of class: 0.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 43,750
(ii)	Shared power to vote: 0
(iii)	Sole power to dispose or direct the disposition: 43,750
(iv)	Shared power to dispose or direct the disposition: 0

Item 5	Ownership of Five Percent of Less of a Class Not applicable

Item 6	Ownership of More than five Percent on Behalf of another Person Not applicable

Item 7	Identification and classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Emigrant is a wholly-owned subsidiary of ESB, which is a wholly-owned subsidiary of EBI, which is a wholly-owned subsidiary of NYPBTC. The Trust owns 100% of the voting stock of NYPBTC. ESB, EBI, NYPBTC and the Trust may be deemed to be the beneficial owners of the shares of Common Stock owned by Emigrant.

Item 8	Identification and Classification of Member of the Group Not applicable

Item 9	Notice of Dissolution of Group Not applicable

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2005

Emigrant Capital Corporation

By: /s/ John R. Hart
       Name: John R. Hart
       Title: First Vice President

Emigrant Savings Bank

By: /s/ Daniel C. Hickey
       Name: Daniel C. Hickey
       Title: Senior Vice President

Emigrant Bancorp, Inc.

By: /s/ Daniel C. Hickey
       Name: Daniel C. Hickey
       Title: Senior Vice President

New York Private Bank & Trust Corporation

By: /s/ Howard P. Milstein
       Name: Howard P. Milstein
       Title: President and Chief Executive Officer

Paul Milstein Revocable 1998 Trust

By: /s/ Howard P. Milstein
       Howard P. Milstein, Trustee

David M. Seldin

/s/ David M. Seldin

Alan Wiener

/s/ Alan Wiener

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

          The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Network-1 Security Solutions, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

          This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, and the rules thereunder.

January 12, 2005

Emigrant Capital Corporation

By: /s/ John R. Hart
       Name: John R. Hart
       Title: First Vice President

Emigrant Savings Bank

By: /s/ Daniel C. Hickey
       Name: Daniel C. Hickey
       Title: Senior Vice President

Emigrant Bancorp, Inc.

By: /s/ Daniel C. Hickey
       Name: Daniel C. Hickey
       Title: Senior Vice President

New York Private Bank & Trust Corporation

By: /s/ Howard P. Milstein
       Name: Howard P. Milstein
       Title: President and Chief Executive Officer

Paul Milstein Revocable 1998 Trust

By: /s/ Howard P. Milstein
       Howard P. Milstein, Trustee

David M. Seldin

/s/ David M. Seldin

Alan Wiener

/s/ Alan Wiener